KEWAUNEE SCIENTIFIC CORPORATION

2700 West Front Street

Statesville, North Carolina 28677-2927

March 31, 2008

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington DC 20549

Attention: Martin James, Senior Assistant Chief Accountant

RE:	Kewaunee Scientific Corporation
Comments on Form 10-K for the year ended April 30, 2007
File No. 000-05286

Ladies and Gentlemen:

On behalf of Kewaunee Scientific Corporation, a Delaware corporation (the “Company”), I am pleased to submit this response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange commission (the “Commission”) set forth in your letter dated March 11, 2008, to the undersigned, with respect to the Company’s Form 10-K for the Fiscal Year ended April 30, 2007 (the “2007 Form 10-K”).

For your convenience, each comment from your letter is set forth in bold typeface, and followed by the Company’s response. Capitalized terms used and not defined herein have the respective meanings assigned to them in the 2007 Form 10-K. All references to page numbers and captions correspond to the page numbers and captions in the 2007 Form 10-K.

Form 10-K for the fiscal year ended April 30, 2007

Consolidated Statements of Cash Flows, page 23

1.	We note on page 26 that the financial statements of your foreign subsidiaries are measured using the local currency as the functional currency.

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Tell us how you complied with paragraph 25 of SFAS 95 in presenting the effect of exchange rate changes on cash balances held in foreign currencies as a separate part of the reconciliation of the change and cash equivalents in your statements of cash flows.

•	Tell us the amounts you would have separately reported in each period presented and revise the statements to comply with that guidance in all future filings.

Martin James, Senior Assistant Chief Accountant

United States Securities and Exchange Commission

March 31, 2008

Response: The effect of exchange rates on cash balances held in foreign subsidiaries was calculated for each of the Company’s three subsidiaries for each of the three year periods, and the totals of the calculations were included in the Other, Net line in the Cash Flows from Operating Activities section of the cash flow statement for each fiscal year. If reported as a separate part of the reconciliation, the amounts would have been as follows: fiscal year 2007—$101,000, fiscal year 2006—$31,000, fiscal year 2005—$20,000.

Cash flow statements in all future filings will report the effect of exchange rate changes on cash balances as a separate part of the reconciliation of the change in cash and cash equivalents.

Note 1—Summary of Significant Accounting Policies, page 24

Sales Recognition, page 25

2.	We note the disclosures relating to your accounting for multiple element arrangements. Please refer to paragraphs 12 and 16 of EITF 00-21 and address the following:

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Confirm to us that where there is objective and reliable evidence of fair value for both the product sold and installation services to be provided, you allocate the arrangement consideration based on their relative fair values.

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Tell us how you obtained objective and reliable evidence of fair value for each of these units. In this regard, please note that as noted in paragraph 16 of EITF 00-21, contractually stated prices for individual products and/or services in an arrangement with multiple deliverables should not be presumed to be representative of fair value.

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Tell us what is meant by the disclosure that you use the residual method when the arrangement does not indicate fair value of the product sale and explain how this is consistent with the guidance in paragraph 12 of EITF 00-21 that the residual method should be used only in situations where there is objective and reliable evidence of the fair value of the undelivered items in an arrangement but there is no such evidence for the delivered item.

•	Revise the note in future filings to clearly disclose a policy that is consistent with the guidance in EITF 00-21. Provide us with your planned revised disclosure.

Response: We confirm there is objective and reliable evidence of fair values for both the products sold and installation services to be provided and the allocation of arrangement consideration is based on their relative fair values. The Company’s products are regularly sold on a stand-alone basis to customers which provides vendor-specific objective evidence of fair value. The fair value of installation services is separately

Martin James, Senior Assistant Chief Accountant

United States Securities and Exchange Commission

March 31, 2008

calculated using expected costs of installation services. Many times the value of installation services is calculated using price quotations from subcontractors to the Company, who perform installation services on a stand-alone basis.

Regarding the Company’s disclosure related to the residual method, to management’s knowledge, the Company has not, nor does it expect to have, any arrangements in which the arrangement does not indicate fair value of the product sale or installation services sale. Accordingly, reference to the residual method in the Company’s sales recognition policy will be excluded in future filings.

The planned revised policy disclosure that is consistent with the guidance in EITF 00-21 is shown as Exhibit I to this letter.

Earnings Per Share, page 26

3.	In future filings, revise the note to provide the reconciliation of the denominators of basic and diluted per share computations. See paragraph 40 of SFAS 128.

Response: In future filings, the Earnings Per Share disclosures in Note 1 of the financial statements will provide the reconciliation of the denominators of basic and diluted per share computations in accordance with paragraph 40 of SFAS 128.

Exhibit 31

4.	Please note that the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in Item 601(b)(31) of Regulation S-K except as otherwise indicated in the Commission statements and interpretative releases. We note, for example, that you used the term “annual report” instead of the word “report” and included the title of the certifying individual when identifying the individual at the beginning [of] the certification. In future filings, please revise your certifications to fully comply with Item 601(b)(31) of Regulation S-K.

Response: Management certifications in future filings will be revised to fully comply with Item 601(b)(31) of Regulation S-K.

The Company hereby acknowledges the following:

➢	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

➢	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

➢	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned by telephone at 704-871-3290, or by fax at 704-873-1275, if the Staff has any questions regarding the Company’s responses.

Martin James, Senior Assistant Chief Accountant

United States Securities and Exchange Commission

March 31, 2008

Sincerely,

/s/ D. Michael Parker
D. Michael Parker Senior Vice President, Finance Chief Financial Officer

Attachments

cc:	Andri Boerman
Securities and Exchange Commission

Exhibit I

Kewaunee Scientific Corporation

File No. 000-05286

Planned Revised Disclosure

Sales Recognition. Product sales are generally recognized at the date of shipment, or when customers have purchased and accepted title to the goods, but because of construction delays, have requested that the Company temporarily store the finished goods on the customer’s behalf. Deferred revenue consists of customer deposits and advance billings of the Company’s products where sales have not yet been recognized. Service revenue for installation of product sold is recognized as the installation services are performed. Accounts receivable includes retainage in the amounts of $                 and $                 at April 30, 200X and 200X, respectively. Shipping and handling costs are included in cost of sales. Because of the nature and quality of the Company’s products, any warranty issues are determined in a relatively short period after the sale and are infrequent in nature, and as such, warranty costs are expensed as incurred.

Product sales resulting from fixed-price construction contracts involve a signed contract for a fixed price to provide the Company’s laboratory furniture and fume hoods for a construction project. The Company is usually in the role of a subcontractor, but in some cases may enter into a contract directly with the end-user of the products, and arrangements normally do not contain a general right of return relative to the delivered items. Product sales resulting from fixed-price construction contracts are generated from multiple-element arrangements that require separate units of accounting and estimates regarding the fair value of individual elements. The Company has determined that its multiple-element arrangements that qualify as separate units of accounting are (1) product sales and (2) installation services. There is objective and reliable evidence of fair value for both the product sales and installation services, and allocation of arrangement consideration for each of these units is based on their relative fair values. Each of these elements represent individual units of accounting, as the delivered item has value to a customer on a stand-alone basis. The Company’s products are regularly sold on a stand-alone basis to customers which provides vendor-specific objective evidence of fair value. The fair value of installation services is separately calculated using expected costs of installation services. Many times the value of installation services is calculated using price quotations from subcontractors to the Company, who perform installation services on a stand-alone basis.

Product sales resulting from purchase orders involve a purchase order received by the Company from its dealers or its stocking distributor. This category includes product sales for standard products, as well as products which require some customization. These sales are recognized under the terms of the purchase order which generally are freight on board (“FOB”) shipping point and do not include rights of return. Accordingly, sales are recognized at the time of shipment.